Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 10 DATED MARCH 13, 2026

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Acquisitions”:

Sherwood Oaks Apartments – Riverview, Florida

As previously disclosed, on November 30, 2021, we made a $4,200,000 joint-venture limited partnership equity investment (the “Sherwood Equity Investment”) in an entity that owns Sherwood Oaks Apartments, a 199-unit, Class B apartment community in Riverview, Florida (“Sherwood Oaks”). In connection with the Sherwood Equity Investment, the entity obtained a $27,750,000 loan from an unaffiliated lender (the “Sherwood Loan”).

As previously disclosed, on December 1, 2024, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan and, on January 31, 2025, entered into a loan modification and extension to the Sherwood Loan to, among other things, extend the maturity date to September 1, 2025. On September 2, 2025, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan. On February 12, 2026, the lender delivered written notice to Sherwood Oaks initiating the process to effectuate a deed in lieu of foreclosure pursuant to the terms of the Sherwood Loan. The transfer of Sherwood Oaks to the lender via a deed in lieu of foreclosure in satisfaction of the outstanding indebtedness is in process.

In addition, the entity’s manager has agreed to make a one-time payment to the lender in an amount not to exceed $550,000 to be used for remediation efforts for the Sherwood Oaks property, which will be funded by us in connection with our obligations as a guarantor under the loan. Any portion not used for remediation will be returned to us. We currently expect this payment will resolve all of our remaining material liabilities or obligations with respect to the Sherwood Oaks property.